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                                                                    EXHIBIT 99.3

CODE OF ETHICS FOR PRINCIPAL AND FINANCE OFFICERS:

1.    PREAMBLE:

Wipro's Promise:

"With utmost respect to HUMAN VALUES, we promise to serve our customer with INTEGRITY, through INNOVATIVE, VALUE FOR MONEY Solutions, by APPLYING THOUGHT, day after day."

Our promise is at the core of Corporate Governance Practice in Wipro. In the Information Age, Information is the Key asset. As custodians of Information and assets, the Code of Ethics for Principal Officer and Finance Professionals is codified as under.

2.    APPLICABILITY:

The Code of Ethics applies to the Principal Officer and all the employees in Finance Function in Wipro. The Principal Officer and all the employees in the Finance Function are expected to abide by this code as well as other applicable Wipro policies or guidelines. Any violation of Wipro Code of Ethics may result in disciplinary action, up to and including immediate termination.

3.    WIPRO'S CODE OF ETHICS FOR PRINCIPAL OFFICER AND FINANCE PROFESSIONALS:

I. Principle of Professional & Personal Integrity:

      - Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

      - Confidential information acquired in the course of one's work will not be used for personal advantage.

      - Achieve responsible use of and control over all assets and resources employed or entrusted.

II. Principle of Propriety & Relevance of Information:

      - Provide all stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

      - Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose.

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III. Principle of Compliance:

      - Comply with rules and regulations of all Public Authorities in all the geographies in which Wipro operates.

IV. Principle of Role models of Highest Standards of Corporate Governance:

      - Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

      - Share knowledge and maintain skills important and relevant to stakeholders' needs.

      - Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

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